UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 28, 2022

ATHENA CONSUMER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40921	87-1178222
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

442 5th Avenue

New York, NY 10018

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (970) 925-1572

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	ACAQ.U	The New York Stock Exchange

Shares of Class A common stock, par value $0.0001 per share, included as part of the units	ACAQ	The New York Stock Exchange

Redeemable warrants, each exercisable for one share of Class A common stock for $11.50 per share	ACAQ WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement

Business Combination Agreement

On July 28, 2022, Athena Consumer Acquisition Corp., a Delaware corporation (“Athena”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Athena, Next.e.GO Mobile SE, a German company (“e.GO”), Next.e.GO B.V., a Dutch private limited liability company and a wholly-owned subsidiary of e.GO (“TopCo”), and Time is Now Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of TopCo (“Merger Sub”).

The Business Combination

The Business Combination Agreement provides for, among other things and upon the terms and subject to the conditions thereof, the following transactions:

●	TopCo will issue to the holders of e.GO’s equity securities (the “e.GO Shareholders”) and convertible loan lenders of e.GO (the “Lenders”) an aggregate of 79,019,608 newly issued ordinary shares, par value $10.20 per share, of TopCo (the “TopCo Ordinary Shares”), valued at $10.20 per share and representing aggregate consideration to the e.GO Shareholders of $800,000,000, 30,000,000 of such shares will be unvested and subject to an earn-out as described below (the “Earn-Out Shares”), in exchange for the contribution by the e.GO Shareholders of all of the paid up no-par value shares (Stückaktien) shares of e.GO to TopCo and the convertible loans held by the Lenders, assuming that all e.GO Shareholders and Lender participate in the exchange;

●	each issued and outstanding share of Class B common stock, par value $0.0001 per share, of Athena (the “Athena Class B Common Stock”) will automatically convert into one share of Class A common stock, par value $0.0001 per share, of Athena (the “Athena Class A Common Stock” and, together with the Athena Class B Common Stock, the “Athena Common Stock”);

●	TopCo will change its legal form from a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public limited liability company (naamloze vennootschap);

●	Merger Sub will merge with and into Athena, with Athena as the surviving company in the merger (the “Surviving Company”) and, after giving effect to the merger, becoming a direct, wholly-owned subsidiary of TopCo;

●	each share of Athena Common Stock will be converted into one share of common stock, par value $0.0001 per share, of the Surviving Company (the “Surviving Company Common Stock”);

●	immediately thereafter, each of the resulting shares of Surviving Company Common Stock will be automatically exchanged for one TopCo Ordinary Share; and

●	each outstanding warrant to purchase a share of Athena Class A Common Stock will be converted into a warrant to purchase a TopCo Ordinary Share on the same contractual terms and conditions as were in effect with respect to each warrant prior to the Business Combination (as defined below).

The transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

TopCo, Athena and the e.GO Shareholders have agreed to enter into an earn-out agreement prior to the Closing, pursuant to which, among other things, TopCo will issue or cause to be issued to the e.GO Shareholders the Earn-Out Shares at the Closing. The Earn-Out Shares will be divided into six equal 5,000,000 share tranches, with each tranche subject to immediate vesting and release of trading and voting restrictions if the trading price per TopCo Ordinary Share at any point during the trading hours of a trading day is greater than or equal to $12.50, $15.00, $20.00, $25.00, $30.00 and $35.00, respectively, for any 20 trading days within any period of 30 consecutive trading days during the five-year period following the Closing.

Athena’s board of directors has unanimously approved and declared advisable the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and resolved to recommend the approval of the Business Combination and related matters and adoption of the Business Combination Agreement by Athena’s stockholders.

Conditions to Closing

The consummation of the Business Combination (the “Closing”) is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, the approval of the Business Combination by Athena’s stockholders, consents of the e.GO Shareholders and the effectiveness of the registration statement on Form F-4 (the “Registration Statement”) to be filed by TopCo in connection with the Business Combination.

The other conditions to e.GO’s, TopCo’s and Merger Sub’s obligations to consummate the Business Combination include, that as of the Closing, the amount of cash available from (i) Athena’s trust account (the “Trust Account”), after deducting any amounts required to satisfy Athena’s obligations to its stockholders that exercise their rights to redeem their shares of Athena Class A Common Stock pursuant to Athena’s amended and restated certificate of incorporation (but prior to the payment of any deferred underwriting commissions being held in the Trust Account and any of Athena’s transaction expenses), (ii) any proceeds that may be obtained under a promissory note that may be issued by e.GO to a third-party lender to be secured by certain liens on certain of the intellectual property of e.GO (the “IP Note”), (iii) up to $50 million in proceeds that may be obtained by e.GO in a private financing prior to the Closing (the “Interim Financing”), (iv) any proceeds that may be available under a promissory note that may be issued by e.GO to a committed equity facility or standby equity purchase agreement provider as an advance under such a facility or agreement that may be obtained by e.GO prior to the Closing, and (v) any proceeds received by e.GO from any other debt, convertible, structured equity or equity financing, is equal to at least $50 million (the “Minimum Cash Condition”). As of March 31, 2022, the Trust Account held assets of approximately $234.6 million.

The other conditions to Athena’s obligation to consummate the Business Combination include that (i) since the date of the Business Combination Agreement, no Company Material Adverse Effect (as defined in the Business Combination Agreement) has occurred, (ii) the TopCo Ordinary Shares issuable in connection with the Business Combination are duly authorized by TopCo, (iii) the entire loan amount granted to e.GO under existing convertible loan agreements plus accrued interest thereunder converts into either e.GO’s equity securities or TopCo ordinary shares, and (iv) the option of Andrew E. Wolff, an investor of e.GO, to further invest and subscribe to new securities issued by e.GO pursuant to a shareholder agreement with e.GO, has been exercised or waived.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of each of the parties thereto. The representations and warranties of the respective parties to the Business Combination Agreement generally will not survive the Closing.

Covenants

The Business Combination Agreement contains customary covenants by Athena, e.GO, TopCo and Merger Sub, which require, among other things: (i) the parties to conduct, as applicable, their respective businesses in all material respects in the ordinary course through the Closing; (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions; (iii) e.GO to prepare and deliver to Athena certain of e.GO’s audited financial statements; (iv) Athena, TopCo and e.GO to prepare and TopCo to file the Registration Statement and take certain other actions for Athena to obtain the requisite approval of Athena’s stockholders of certain proposals regarding the Business Combination; (v) e.GO to use its best efforts to obtain, within 30 days from the date of the Business Combination Agreement, from each of the e.GO Shareholders who have not executed and delivered a Shareholder Lock-Up Agreement (as defined below) and/or a Shareholder Undertaking (as defined below) concurrently with the Business Combination Agreement, an executed Shareholder Lock-Up Agreement and/or a Shareholder Undertaking, as applicable, the failure to obtain all such Shareholder Lock-Up Agreements and/or Shareholder Undertakings, as applicable, in such 30-day period would be a material breach of the Business Combination Agreement; (vi) the parties to cooperate and use commercially reasonable efforts to provide for the Interim Financing, IP Note and a committed equity facility or standby equity purchase agreement; (vii) TopCo to adopt a new long-term equity incentive plan for officers, directors, employees and other eligible service providers of TopCo and its subsidiaries effective upon Closing; and (viii) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Board of Directors

The Business Combination Agreement provides that the initial post-Closing TopCo board of directors will be a “one-tier” board of directors, with one executive director serving an initial four-year term and seven non-executive directors, who will serve staggered multi-year terms (two directors serving an initial two-year term, two directors serving an initial three-year term and three directors serving an initial four-year term). One of the non-executive directors serving an initial four-year term will be designated by Athena’s sponsor, Athena Consumer Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”). e.GO will designate the remaining six directors, one of which will be designated with the consent of the Sponsor, and e.GO will determine which directors will serve on the committees of the TopCo board of directors. The majority of the non-executive directors of the TopCo board of directors will qualify as independent directors under the Dutch Corporate Governance Code.

Termination

The Business Combination Agreement may be terminated under certain limited circumstances prior to the Closing, including, among others, (i) by mutual written consent of e.GO, TopCo and Athena, (ii) by Athena if certain of the representations and warranties of e.GO, TopCo and Merger Sub are not true and correct (subject to certain qualifications) or if e.GO, TopCo and Merger Sub fail to comply in all material respects with any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods (an “e.GO Breach Termination Event”), (iii) by e.GO if the representations and warranties of Athena are not true and correct (subject to certain qualifications) or if Athena fails to comply in all material respects with any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods (an “Athena Breach Termination Event”), (iv) subject to certain limited exceptions, by either Athena or e.GO if the Business Combination is not consummated by April 30, 2023 (an “Outside Date Termination Event”), (v) by either Athena or e.GO if any governmental authority has issued a governmental order or taken any other action enjoining, restraining or otherwise prohibiting the Business Combination and such order has become final and nonappealable, (vi) by either Athena or e.GO if certain required approvals are not obtained from Athena’s stockholders after the conclusion of a meeting of Athena’s stockholders held for such purpose at which such stockholders voted on such approvals, or (vii) by Athena if a written consent of the e.GO shareholders approving the Business Combination and the transactions contemplated thereby is, at any time, no longer valid or is otherwise revoked or rescinded at any time.

In the event that the Business Combination Agreement is terminated by e.GO or Athena pursuant to an Athena Breach Termination Event or e.GO Breach Termination Event, respectively, the breaching party will be required to pay the non-breaching party a $3,000,000 termination fee (the “Termination Fee”) upon termination.

Subject to the right to receive the Termination Fee and any interest and reimbursement fee related to the Termination Fee, if the Business Combination Agreement is validly terminated pursuant to an Athena Breach Termination Event or e.GO Breach Termination Event, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of a willful and material breach or actual fraud, to the extent specific performance is ordered, or for customary obligations that survive the termination thereof (such as confidentiality obligations).

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein.

Certain Related Agreements

Shareholder Undertakings

On July 28, 2022, concurrently with the execution of the Business Combination Agreement, substantially all of the shareholders of e.GO (who will receive TopCo Ordinary Shares pursuant to and in accordance with the Business Combination Agreement) entered into a shareholder undertaking (the “Shareholder Undertaking”), by and among Athena, e.GO, and the e.GO shareholders party thereto, pursuant to which, among other things, each such e.GO shareholder (i) agreed to grant one or more powers of attorney authorizing the respective persons identified in such powers of attorney (acting on behalf of such e.GO shareholder), among other things, to execute and deliver the documents relating to the Business Combination to which such e.GO shareholder is or will be a party (including Dutch deeds of issue and German share transfer deeds, among other documents), (ii) undertook to take all necessary or desirable actions in connection with the transactions contemplated by the Business Combination Agreement and the other transaction documents, and (iii) agreed to certain covenants to support the transactions contemplated by the Business Combination Agreement and the other transaction documents (including by way of restrictions on the sale, disposition or transfer of such e.GO shareholder’s holdings in e.GO), in each case, on the terms and subject to the conditions set forth in the Shareholder Undertaking.

A form of the Shareholder Undertaking is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto to the full text of the Shareholder Undertaking.

Lender Undertaking

On July 28, 2022, concurrently with the execution of the Business Combination Agreement, Lenders holding substantially all of the outstanding amount under the existing convertible loans entered into a lender undertaking (the “Lender Undertaking”), by and among Athena, e.GO, and the Lenders thereto, pursuant to which, among other things, each such Lender (i) agreed to grant one or more powers of attorney authorizing the respective persons identified in such powers of attorney (acting on behalf of such Lender), among other things, to execute and deliver the documents relating to the Business Combination to which such Lender is or will be a party, (ii) undertook to take all necessary or desirable actions in connection with the transactions contemplated by the Business Combination Agreement and the other transaction documents, and (iii) agreed to certain covenants to support the transactions contemplated by the Business Combination Agreement and the other transaction documents (including by ways of restriction on sale, transfer, disposition or conversion of the Lender’s respective rights and obligations as convertible loan lender), in each case, on the terms and subject to the conditions set forth in the Lender Undertaking.

A form of the Lender Undertaking is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto to the full text of the Lender Undertaking.

Shareholder Lock-Up Agreement

On July 28, 2022, concurrently with the execution of the Business Combination Agreement, substantially all of e.GO’s shareholders entered into a lock-up agreement, pursuant to which they agreed not to effect any sale or distribution of any equity securities of TopCo issued to them at the Closing until the date that is six months after the Closing (each, a “Shareholder Lock-Up Agreement”) on the terms and subject to the conditions set forth in the Shareholder Lock-Up Agreement.

A form of the Shareholder Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Shareholder Lock-Up Agreement.

Sponsor Letter Agreement

On July 28, 2022, concurrently with the execution of the Business Combination Agreement, Athena, the Sponsor, e.GO, TopCo and certain of Athena’s executive officers and directors (the “Athena Insiders”) entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and the Athena Insiders have agreed to (i) vote all of its, his or her shares of Athena Common Stock to approve and adopt the Business Combination Agreement and the Business Combination, (ii) waive its, his or her redemption rights with respect to its, his or her shares of Athena Common Stock in connection with the Business Combination, (iii) not transfer any of its, his or her shares of Athena Common Stock until the Closing or termination of the Business Combination Agreement (except in limited circumstances), (iv) not transfer any of its, his or her TopCo Ordinary Shares until the date that is 180 days after the Closing (except in limited circumstances), (v) waive any adjustment to the conversion ratio set forth in Athena’s amended and restated certificate of incorporation or any other anti-dilution or similar protection with respect to the shares of Athena Class B Common Stock held by the Sponsor or the Athena Insiders, in each case, subject to the terms and conditions contemplated by the Sponsor Letter Agreement.

Pursuant to the Sponsor Letter Agreement, TopCo will indemnify the Sponsor from and against certain liabilities relating to the Business Combination for a period of six years after the Closing and subject to an aggregate maximum indemnity of $4,000,000.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement.

Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, TopCo, Athena, the Sponsor, certain former e.GO Stockholders, certain of Athena’s officers and directors, certain members of the Sponsor and/or their respective affiliates will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, TopCo will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain TopCo Ordinary Shares and other equity securities of TopCo that are held by the parties thereto from time to time and the parties thereto will be provided with customary demand and piggyback registration rights.

Warrant Assumption Agreements

The Business Combination Agreement contemplates that, at the Closing, TopCo will enter into a public warrant assignment, assumption and amendment agreement and private warrant assignment, assumption and amendment agreement (the “Warrant Assumption Agreements”) pursuant to which, among other things, each outstanding warrant to purchase a share of Athena Class A Common Stock will be converted into a warrant to purchase a TopCo Ordinary Share on the same contractual terms and conditions as were in effect prior to the Business Combination with respect to each warrant.

The foregoing descriptions of the Business Combination Agreement, the Shareholder Undertaking, the Lender Undertaking, the Shareholder Lock-Up Agreement, the Sponsor Letter Agreement, the Amended and Restated Registration Rights Agreement, the Warrant Assumption Agreements, and the transactions and documents contemplated thereby, are not complete and are subject to and qualified in their entirety by reference to the Business Combination Agreement, the form of Shareholder Undertaking, the form of Lender Undertaking, the form of Shareholder Lock-Up Agreement, the Sponsor Letter Agreement, the form of Amended and Restated Registration Rights Agreement, the forms of Warrant Assumption Agreements, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibits A-1 and A-2  to Exhibit 2.1 hereto, Exhibit B to Exhibit 2.1 hereto, Exhibit C to Exhibit 2.1 hereto, Exhibit E to Exhibit 2.1 hereto, Exhibit H-1 and H-2 to Exhibit 2.1 hereto, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, and Exhibit 10.4, respectively, and the terms of which are incorporated by reference herein.

The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Athena, e.GO or any other party to the Business Combination Agreement. In particular, the Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Athena’s public disclosures.

Item 7.01 Regulation FD Disclosure.

On July 28, 2022, Athena and e.GO issued a joint press release announcing their entry into the Business Combination Agreement. The press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 hereto is the investor presentation, dated July 2022 for use by Athena in meetings with certain of its stockholders as well as other persons with respect to the Business Combination.

In addition, furnished as Exhibit 99.3 is the transcript of a joint conference call held on July 28, 2022 by Athena and e.GO in connection with the announcement of their entry into the Business Combination Agreement.

The information in this Item 7.01, including Exhibits 99.1, 99.2, and 99.3 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Athena under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Important Information about the Business Combination and Where to Find It

In connection with the Business Combination, TopCo intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) the Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. Athena will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Athena will send to its stockholders in connection with the Business Combination. Investors and security holders of Athena are advised to read, when available, the proxy statement/prospectus in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Athena as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 442 5th Avenue, New York, NY, 10018.

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.

Participants in the Solicitation

Athena, e.GO, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Athena’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Athena’s directors and officers in Athena’s filings with the SEC, and such information and names of e.GO’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Athena for the Business Combination.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Athena, e.GO, and TopCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the level of redemptions by Athena’s public stockholders, the timing of the completion of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Athena, e.GO, and TopCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Athena, e.GO, and TopCo.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Athena or e.GO is not obtained; (iii) failure to realize the anticipated benefits of the proposed Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to e.GO; (v) the outcome of any legal proceedings that may be instituted against Athena and/or e.GO following the announcement of the Business Combination agreement and the transactions contemplated therein; (vi) future global, regional or local economic and market conditions; (vii) the development, effects and enforcement of laws and regulations; (viii) e.GO’s ability to grow and achieve its business objectives; (ix) the effects of competition on e.GO’s future business; (x) the amount of redemption requests made by Athena’s public stockholders; (xi) the ability of Athena or the combined company to issue equity or equity-linked securities in the future; (xii) the ability of e.GO and Athena to raise interim financing in connection with the Business Combination, including to secure an e.GO IP-backed note; (xiii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xiv) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation, (xv) costs related to the Business Combination, (xvi) the impact of the global COVID-19 pandemic and (xvi) those factors discussed below under the heading “Risk Factors” and in the documents of Athena filed, or to be filed, with the SEC. Additional risks related to e.GO’s business include, but are not limited to: the market’s willingness to adopt electric vehicles; volatility in demand for vehicles; e.GO’s dependence on the contemplated Business Combination and other external financing to continue its operations; significant challenges as a new entrant in the automotive industry; e.GO’s ability to control capital expenditures and costs; cost increases or disruptions in supply of raw materials, semiconductor chips or other components; breaches in data security; e.GO’s ability to establish, maintain and strengthen its brand; minimal experience in servicing and repairing vehicles; product recalls; failure by joint-venture to meet their contractual commitments; unfavorable changes to the regulatory environment; risks and uncertainties arising from the acquisition of e.GO’s predecessor business and assets following the opening of insolvency proceedings over the predecessor’s assets in July 2020; protection of e.GO’s intellectual property. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither e.GO nor Athena presently know or that e.GO and Athena currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect e.GO’s and Athena’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K.  e.GO and Athena anticipate that subsequent events and developments will cause e.GO’s and Athena’s assessments to change. However, while e.GO and Athena may elect to update these forward-looking statements at some point in the future, e.GO and Athena specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing e.GO’s and Athena’s assessments as of any date subsequent to the date of this Current Report on Form 8-K.  Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of July 28, 2022, by and among Athena Consumer Acquisition Corp., Next.e.GO Mobile SE, Next.e.GO B.V. and Time is Now Merger Sub, Inc.

10.1	Form of Shareholder Undertaking

10.2	Form of Lender Undertaking

10.3	Form of Shareholder Lock-Up Agreement

10.4	Sponsor Letter Agreement, dated as of July 28, 2022, by and among Athena Consumer Acquisition Corp., Athena Consumer Acquisition Sponsor LLC, Next.e.GO Mobile SE, Next.e.GO B.V. and certain individuals party thereto

99.1	Press Release, dated July 28, 2022

99.2	Investor Presentation, dated July 2022

99.3	Transcript of Joint Conference Call, dated July 28, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATHENA CONSUMER ACQUISITION CORP.

	By:	/s/ Jane Park
		Name:	Jane Park
		Title:	Chief Executive Officer

Dated: July 28, 2022